Exhibit 23.1

Consent of Independent Auditors

We consent to the use of our report dated November 2, 2006, with respect to the Statements of Assets to Be Acquired and Liabilities to Be Assumed and Statements of Net Revenues and Direct Expenses of the Hand Held Products Group included in the Current Report (Form 8-K/A) of Marvell Technology Group Ltd.

/s/ Ernst & Young LLP

San Jose, California
June 27, 2007